UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: July 26, 2022

AENZA

Consolidated Results Report
2Q2022
July 26, 2022

This management discussion and analysis (MD&A) should be used in combination with the financial statements for the second quarter 2022(2Q2022).

The aforementioned financial statements can be downloaded from our website: https://investorrelations.aenza.com.pe/reportes/estados-financieros/consolidados

Strategy

Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms. Considering the high entry barriers that the infrastructure business entails, the company's plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties. We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects.

In addition, as part of our strategy for the next years, we will also enhance our other business units. Our Real Estate business will seek to grow in the affordable housing sector. Our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara.

Our strategy for the next years is to focus on the following initiatives:

1. *Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;*

2. *Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures;*

3. *Strengthening the company's corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company's commitment to the highest corporate governance standards; and*

4. *Financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets.*

Executive Summary

At the end of 2Q2022, our projects are developing in a normalized manner and with the established health safety protocols. Thus, in the Infrastructure area, our Norvial concession exceeded pre-pandemic traffic levels and in Line 1 of the Lima Metro recovered 100% capacity as of April 2022. Likewise, the Energy business recorded a significant recovery in oil and gas prices and in June 2022 the first drilling campaign of Block III began. The Engineering and Construction area increased the production volume of its projects under execution and the Real Estate business increased the sale of industrial lots increased.

	Subsidiaries	% Revenues	% EBITDA	Type of Service	Term	% AENZA
Infrastructure	Norvial	4.8%	19.2%	Concessionaire of Red Vial 5 Highway	2003-2028	67% (i)
	Survial	0.7%	-0.1%	Concessionaire of Nazca-Cuzco Highway	2007-2032	100.00%
	Canchaque	0.2%	0.2%	Concessionaire of the Bs As-Canchaque Highway	2006-2025	100.00%
	UNNA Transporte	5.3%	0.9%	Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro.	-	100.00%
	Linea 1	8.8%	31.6%	Line 1 of the Lima Metro: Concessionaire of Line 1	2011-2041	75.00%
	La Chira	0.1%	0.3%	La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima	2010-2037	50.00%
Energy	UNNA Energía	13.1%	26.8%	95% (consolidated)		
	E&P	8.0%	12.8%	Block III	2015-2045	100.00%
				Block IV	2015-2045	
				Block V	1993-2023	
	Natural Gas Plant	2.2%	5.2%	Gas Processing Plant owned by UNNA Energía since 2006		
	Storage and Distribution	2.2%	5.4%	Operation of five fuel terminals in Peru North and Central Fuel Terminals	2014-2034	50.00%
Engineering & Construction	Cumbra Perú	35.5%	4.8%	Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction.	-	98.87%
	Vial y Vives	20.5%	-7.9%	E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013.	-	94.49%
	Morelco	2.4%	-1.6%	Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry.	-	100.00%
	Cumbra Ingeniería	3.9%	2.2%	Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics.	-	89.41% (ii)
Real Estate	Viva	3.8%	8.3%	Real estate development company	-	56.22% (iii)

(i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A.
(ii) 57.7% of Cumbra Ingenieria shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation resulting from the investigations of the company by the Peruvian state.
(iii) 43.3% of the share capital in Viva is held by our subsidiary Cumbra.

Note: The Consolidated Results Report presents the accumulated figures as of 2Q2021 and 2Q2022. References made to "2Q2021", "2Q2022" and "Second Quarter" are made to the period of six months from January 01 to June 30 of the corresponding year.

2Q2022 Financial Highlights

- ✓ *The Group achieved Revenues of **S/ 2,099 MM** during 2Q2022, 16.3% higher than the result obtained in 2Q2021*
- ✓ *Gross Profit amounted to **S/ 221 MM** in 2Q2022, a 17.5% increase compared to 2Q2021*
- ✓ *Consolidated Adjusted EBITDA was **S/ 278 MM** in 2Q2022, 24.2% higher than the result obtained in 2Q2021*
- ✓ *A Net Loss of **S/ 24.8 MM** was registered in 2Q2022, 59.8% lower than the result obtained in 2Q2021*
- ✓ *Backlog amounted to **US$ 1,182 MM** as of 2Q2022 and the recurrent businesses amounted to **US$ 816 MM,** reaching a total of **US$ 1,998 MM** Backlog plus recurrent businesses, equivalent to **1.87x** the annual revenues*

QUARTERLY REVENUES
(S/ MM)


939
938
1,206
1,049
1,050
2Q 21
3Q 21
4Q 21
1Q 22
2Q 22

QUARTERLY ADJUSTED EBITDA
(S/ MM)


109
105
134
139
139
2Q 21
3Q 21
4Q 21
1Q 22
2Q 22

REVENUES BY SEGMENT
as of 2Q2022


4%
13%
20%
63%
0%
20%
40%
60%
80%
Engineering & Construction
Infrastructure
Energy
Real Estate

GROSS PROFIT BY SEGMENT
as of 2Q2022


9%
22%
48%
20%
0%
20%
40%
60%
Engineering & Construction
Infrastructure
Energy
Real Estate

EBITDA BY SEGMENT
as of 2Q2022


9%
30%
58%
0%
20%
40%
60%
80%
Engineering & Construction
Infrastructure
Energy
Real Estate

Consolidated Results

Revenues

Sales at the end of 2Q2022 reached S/. 2,099 MM, 16.3% higher than the figure reported at the end of 2Q2021. In the Energy area, sales increased due to higher oil prices, LPG, and CGN prices. In the Infrastructure area, sales increased mainly due to an increase in Norvial's traffic, and in Line 1 due to higher additional kilometers traveled and tariff indexation. Likewise, Engineering and Construction sales increased mainly due to the higher production volume in the projects under execution, mainly due to the Quellaveco project with Angloamerican, the contracts with LAP for the construction of the 2nd runway and the Jorge Chavez airport terminal, the project with Gases del Norte, and in Vial and Vives-DSD for the MAPA project in Chile.

Gross Profit

Consolidated Gross Profit increased 17.5% in 2Q2022, mainly due to the Infrastructure business (Line 1 and Norvial) and Energy due to the increase in oil prices, partially offset by lower productivity in the MAPA project in Chile. Gross margin was similar in 2Q2022 (10.5%) vs. 2Q2021 (10.4%).

Operational Income

Administrative expenses at the end of 2Q2022 decreased 17.5% vs. 2Q2021, reaching 3.3% of sales compared to 4.7% at the end of 2Q2021. The decrease in general expenses was mainly due to several reorganization processes implemented during 2021.

As a result, Operating Income increased in 2Q2022 compared to 2Q2021, with a margin of 7.3% in 2Q2022 vs. 5.6% in 2Q2021.

Financial Expenses

In 2Q2022, net Financial Expenses increased by 44.9% vs. 2Q2021, mainly due to interest payments related to the Convertible Bond and the Bridge Loan.

The dollar at the end 2Q2022 went from 3.866 (2Q2021) to 3.830. Considering the net position of assets and liabilities in dollars, this generates a positive impact on the exchange difference.

Net income

Consolidated Net Loss in 2Q2022 was S/ 24.8 MM. The net margin went from −3.4% in 2Q2021 to −1.2% in 2Q2022.

EBITDA

Adjusted EBITDA in 2Q2022 increased 24.2% compared to 2Q2021, going from S/ 224.2 MM to S/ 278.5 MM.

Further details on the variations in figures are described in each of the business areas shown next.

Income Statement (Thousands of S/)	2Q2021	2Q2022	Var %
Revenues	1,804,222	2,099,014	16.3%
GROSS PROFIT	**188,069**	**221,050**	**17.5%**
Administrative expenses	(84,566)	(69,775)	-17.5%
Other income and expenses, net	(2,880)	2,383	-182.7%
OPERATIONAL INCOME	**100,623**	**153,658**	**52.7%**
Financial (expense) income, net	(97,500)	(141,258)	44.9%
Participation in Associates	1,061	1,069	0.8%
Exchange rate difference	(11,587)	4,303	-137.1%
PROFIT BEFORE INCOME TAX	**(7,403)**	**17,772**	**340.1%**
Income tax	(22,046)	(17,592)	-20.2%
Non-controlling interest	(16,787)	(24,947)	-48.6%
NET INCOME	**(61,597)**	**(24,767)**	**59.8%**
EBITDA	**184,416**	**239,648**	**29.9%**
Adjusted EBITDA	**224,193**	**278,466**	**24.2%**

Financial Ratios	2Q2021	2Q2022
Gross Margin	10.4%	10.5%
Operating Margin	5.6%	7.3%
Net Margin	-3.4%	-1.2%
EBITDA Margin	12.4%	13.3%
Financial Liabilities	1,795,732	1,784,980

Balance Sheet (Thousands S/)	2Q2021	2Q2022
Current Assets	2,908,814	2,863,257
Non Current Assets	3,274,529	3,100,036
Total Assets	**6,183,344**	**5,963,293**
Current Liabilities	2,714,222	2,064,390
Non Current Liabilities	1,954,604	2,141,750
Total Liabilities	**4,668,826**	**4,206,140**
Equity	1,198,793	1,503,828
Minority Interests	315,726	253,325
Total Equity	**1,514,519**	**1,757,153**
Total Liabilities and Equity	**6,183,344**	**5,963,293**

CAPEX (Thousands of US$)	2Q2021	2Q2022	Var %
Infrastructure	6,394	4,591	-28.2%
Energy	2,275	13,510	493.9%
Engineering & Construction	961	3,218	234.9%
Real Estate	-	-	-
Holding	106	-	-100.0%
Consolidated	**9,735**	**21,319**	**119.0%**

CAPEX

As of 2Q2022, 63.4% of CAPEX corresponds to the energy business and 21.5% to the Infrastructure business. 81% of the Infrastructure CAPEX corresponds to Line 1, mainly related to infrastructure and rolling stock spare parts. The CAPEX related to the Energy Business corresponds to the drilling of wells in Blocks III and IV.

As of 2Q2021, 84% of the Infrastructure CAPEX corresponds to Line 1, related to infrastructure and rolling stock spare parts. 38% of the Energy Business CAPEX corresponds to investments in the storage and distribution business.

Consolidated Results

Backlog

Consolidated Backlog (US$ 1,182 MM) plus the Recurrent Businesses (US$ 816 MM) amounted to a total backlog of US$ 1,998 MM at the end of 2Q2022, which represents a ratio of Backlog + Recurrent Businesses / Revenues of 1.87 years.

From the total Backlog registered at the end of 2Q2022, US$ 434.0 MM will be executed during 2022, US$ 446.9 MM during 2023 and US$ 301.5 MM during 2024. From the recurrent businesses US$ 147.2 MM in 2022, US$ 239.9 MM during 2023 and US$ 428.9 MM in 2024.

The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon-Huacho-Pativilca (Norvial).

In the Energy area, the increase in recurrent businesses is mainly due to the new sales estimate for the Energy business with the new oil price.

For further details on the backlog, please go to the appendix page.

Consolidated Backlog
(US$ MM)


1,663
1,938
1,935
2,035
1,998
1,103
1,335
1,285
1,236
1,182
560
603
651
799
816
1.79
2.12
1.96
1.96
1.87
2Q21
3Q21
4Q21
1Q22
2Q22
Backlog
Recurrent Businesses
Backlog + Recurrent Businesses/ Revenues Ratio

Backlog by Business Segment
2Q2021 vs. 2Q2022


Energy 25%
Engineering & Construction 38%
Real Estate 3%
Infrastructure 33%
Energy 30%
Engineering & Construction 34%
Real Estate 2%
Infrastructure 33%

Backlog by Sector
2Q2021 vs. 2Q2022


Transport; 28%
Mining Projects; 29%
Real Estate; 4%
Water and Sewage; 1%
Oil and Gas; 38%
Others 1%
Mining Projects 13%
Transport 44%
Oil and Gas 39%
Real Estate 3%
Water and Sewage 0.2%

Backlog by Type of Client
2Q2021 vs. 2Q2022


Private 48%
Concessions 50%
Public 3%
Concessions 56%
Private 43%
Public 2%

Backlog by Geography
2Q2021 vs. 2Q2022


Chile 14%
Colombia 3%
Peru 83%
Chile 5%
Colombia 5%
Peru 90%

Composition of Indebtedness

Consolidated Financial Debt at the end of 2Q2022 amounted to US$ 466.1 MM (S/ 1,785.0 MM). Debt at the end of 2Q2022 increased by 1.2% compared to the end of 2021.

Of the total Financial Debt, US$ 27.1 MM corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 260.2 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself. Likewise, US$ 119 MM correspond to the bridge loan disbursed in April 2022. The proceeds of this loan were used, among other corporate purposes, to execute the amortization of Cumbra's financial obligations and the final payment of the class action.

On the other hand, US$ 44.4 MM correspond to the accounting record according to IFRIC of the sale of economic rights of 48.8% of the shares of Norvial and US$ 15.0 MM correspond to leases according to IFRS 16.

Debt by Business Unit


Engineering & Construction 2%
Holding 28%
Norvial dividend monetization 10%
Real Estate 4%
Energy 8%
Infraestructure 48%

Debt by Currency


Chilean peso 1%
US Dollars 47%
Soles 52%

Financial Liabilities (US$ Thousands)

	2Q2021	3Q2021	4Q2021	1Q2022	2Q2022
Working Capital + Leasing	94,491	64,562	58,695	50,706	27,107
Project Finance	265,083	247,113	256,156	270,139	260,179
Corporate Debt	19,482	417	-	-	-
Total banking debt	**379,056**	**312,092**	**314,851**	**320,845**	**287,286**
Convertible bond	-	87,634	89,047	-	-
Bridge Loan	-	-	-	-	119,314
Total financial debt	**379,056**	**399,726**	**403,898**	**320,845**	**406,600**
Accounting record (IFRIC) for the sale of economic rights of Norvial	42,046	40,990	41,490	42,323	44,439
Leasings (IFRS 16)	11,909	9,456	15,047	16,055	15,013
Total	**433,011**	**450,171**	**460,436**	**379,223**	**466,052**

Maturity of Financial Liabilities (US$ Thousands)


52,293
157,372
97,658
158,728
Less than 1 year
Between 1 and 2 years
Between 2 and 5 years
More than 5 years

Surety Bonds: Consolidated surety bonds at the end of 2Q2022 amount to US$ 504.8 MM (S/ 1,934.2 MM).

Surety Bonds by Business Unit


Energy 11%
Real Estate 1%
Infraestructure 20%
Engineering & Construction 68%

Surety Bonds by Type


Finished Works - Performance Bond 9%
Others 6%
Advance Payment 15%
Performance Bond 70%

Infrastructure

Revenues

Infrastructure sales in 2Q2022 increased 6.5% vs. 2Q2021. Norvial's sales increased due to higher traffic and tariffs, and Line 1 due to higher additional kilometers traveled and tariff indexation.

Norvial

Norvial Revenues increased 17.9% from S/. 89.9 MM in 2Q2021 to S/. 106.0 MM in 1Q2022. The increase in revenues was mainly due to higher traffic compared to 2Q2021 and an increase in the toll tariff.

Revenues from lightweight vehicles increased 31.6% in 2Q2022 from S/ 20.8 MM in 2Q2021 to S/ 27.4 MM in 2Q2022, with an increase of 18.5% of vehicles passing through the road. In addition, revenues from heavyweight traffic increased 20.2% from S/ 59.4 MM in 2Q2021 to S/ 71.4 MM in 2Q2022, with an increase of 10.5% of vehicles passing through the road.

Line 1 of the Lima Metro

Line 1 Revenues increased 13.9% compared to the sales reported in 2Q2021, due to an increase in the tariff and a higher number of additional kilometers traveled.

The Gross Profit of the Infrastructure area increased 47.4% from S/ 78.7 MM in 2Q2021 to S/ 116.0 MM in 2Q2022, reporting a gross margin of 26.1% as of 2Q2022. The increase is mainly explained by higher traffic in Norvial, and higher prices due to tariff indexation in Norvial and Line 1.

Administrative expenses decreased 16.0% in 2Q2022 compared to 2Q2021, reaching 3.0% of sales compared to 3.8% at the end of 2Q2021. The decrease was due to the reduction in personnel costs.

Other operating expenses in 2Q2022 include a provision for legal proceedings in Norvial.

The net exchange rate difference decreased in 2Q2022 compared to 2Q2021. In 2Q2021, an exchange loss was recorded in Line 1 due to a higher dollar asset position.

Net Income reached S/ 43.3 MM in 2Q2022, reporting an increase of 80.8% compared to 2Q2021. This is explained by the results described above, registering a net margin of 9.7%, higher than the 5.7% margin of 2Q2021.

Adjusted EBITDA was S/ 163.7 MM in 2Q2022, with an EBITDA margin of 36.8%. Of the total EBITDA of the Infrastructure area, 61% corresponds to Line 1 of the Lima Metro and 37% to Norvial.

Income Statement (Thousands of S/)	2Q2021	2Q2022	Var %
Revenues	417,757	444,790	6.5%
GROSS PROFIT	**78,731**	**116,013**	**47.4%**
Administrative expenses	(15,719)	(13,209)	-16.0%
Other income and expenses, net	1,390	(3,307)	337.9%
OPERATIONAL INCOME	**64,402**	**99,497**	**54.5%**
Financial (expense) income, net	(14,564)	(14,834)	1.9%
Participation in Associates	-	-	0.0%
Exchange rate difference	(2,181)	328	-115.0%
PROFIT BEFORE INCOME TAX	**47,657**	**84,991**	**78.3%**
Income tax	(14,084)	(25,096)	78.2%
Non-controlling interest	(9,598)	(16,557)	-72.5%
NET INCOME	**23,975**	**43,338**	**80.8%**
EBITDA	**94,372**	**129,549**	**37.3%**
Adjusted EBITDA	**125,012**	**163,709**	**31.0%**

Financial Ratios	2Q2021	2Q2022
Gross Margin	18.8%	26.1%
Operating Margin	15.4%	22.4%
Net Margin	5.7%	9.7%
EBITDA Margin	29.9%	36.8%
Financial Liabilities	897,473	867,885

Norvial (M S/)	2Q 2021	2Q 2022
Revenues	89,943	106,018
Revenues from operation	80,269	98,871
-Lightweight vehicles	20,842	27,434
-Heavyweight vehicles	59,427	71,437
Construction Revenues	9,674	7,147
EBITDA	50,034	60,362
EBITDA from operation	48,859	60,343
EBITDA from construction	1,174	19
Lightweight traffic (units)	3,036,179	3,596,950
Heavyweight traffic (units)	2,068,184	2,284,910

Line 1 (M S/)	2Q 2021	2Q 2022
Revenues	173,058	197,189
Revenues from operation	173,058	197,189
PKT2	110,998	126,059
PKT3	61,491	69,838
PKTA	5,599	6,653
Construction Revenues	-	-
EBITDA	74,823	99,097
EBITDA from operation	74,823	99,097
EBITDA from construction	-	-
Total km travelled	2,574,867	2,582,637
Trains (units)	44	44

Infrastructure

Revenues (Million of S/)

2Q2021


90
125
173
28
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

2Q2022


106
119
197
20
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

EBITDA (Million of S/)

2Q2021


50
74
1
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

2Q2022


60
3
99
1
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

Net Income (Million of S/)

2Q2021


6
-3
20
1
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

2Q2022


12
-2
32
0
Norvial
UNNA Transporte
Linea 1
Survial/Canchaque

Backlog.
The Infrastructure Area reported a Backlog of US$ 516.2 MM in 2Q2022, and a total of US$ 204.7 MM of recurrent businesses in Norvial.

The total Backlog will be executed as follows: US$ 95.0 MM in 2022, US$ 166.6 MM in 2023 and US$ 254.7 MM in 2024. In Norvial, US$ 47.2 MM will be executed in 2022, US$ 60.6 MM in 2023 and US$ 96.9 MM in 2024.

Backlog (Million of US$)
as of 2Q2022


800
600
400
200
-
135
154
165
194
205
468
449
446
493
516
2Q2021
3Q2021
4Q2021
1Q2022
2Q2022
Backlog
Norvial

Energy

Energy Business Revenues increased by 24.9% from S/ 234.5 MM in 2Q2021 to S/ 292.9 MM in 2Q2022, mainly due to higher oil prices. As of 2Q2022, 61% sales correspond to the Exploration and Production (E&P) business, 17% to the Gas Plant, 17% to the Storage and Distribution business and 5% to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking.

E&P revenues as of 2Q2022 were 28.0% higher than the figures reported in 2Q2021. The average oil price went from US$ 63.02/bbl in 2Q2021 to US$ 96.45/bbl in 2Q2022, which offset the lower production of barrels per day (from 2,982 BPD in 2Q2021 to 2,656 BPD in 2Q2022) due to the suspension of well drilling as a consequence of the pandemic until 3Q2021. On June 21, 2022, the first drilling campaign for Block III began. On the other hand, the drop in gas production from 6.92 MPCD in 2Q2021 to 2.92 MPCD in 2Q2022 was due to the termination of Block I concession in December 2021.

Revenues associated with the Natural Gas Plant increased 26.7% in 2Q2022 compared to 2Q2021, mainly due to higher LPG price in 2Q2022 (US$ 69.51/bbl) vs. 2Q2021 (US$ 54.03/bbl).

Revenues related to the Storage and Distribution business increased 5.9% in 2Q2022 compared to 2Q2021 due to the annual tariff adjustment and higher storage and distribution.

The Gross Profit of the Energy area increased from S/ 49.2 MM in 2Q2021 to S/ 53.2 MM in 2Q2022, reporting a gross margin of 18.1% as of 2Q2022. The increase is mainly explained by the increase in the price of oil, LPG and CGN and the increase in the tariffs of the Storage and Distribution business.

Administrative expenses were similar in 2Q2022 compared to 2Q2021, reaching 2.3% of sales compared to 2.8% at the end of 2Q2021.

Financial Expenses increased by 39.2% related to a loan of US$ 15 MM for the investment in the Exploration and Production business.

Net Income reached S/ 25.3 MM in 2Q2022, reporting an increase of 8.2% compared to 2Q2021. This is explained by the results described above, registering a net margin of 8.6%, lower than the 10.0% margin of 2Q2021.

EBITDA was S/ 84.0 MM in 2Q2022, with an EBITDA margin of 28.7%.

Income Statement (Thousands of S/)	2Q2021	2Q2022	Var %
Revenues	234,508	292,889	24.9%
GROSS PROFIT	**49,177**	**53,153**	**8.1%**
Administrative expenses	(6,467)	(6,867)	6.2%
Other income and expenses, net	(405)	2,906	-817.5%
OPERATIONAL INCOME	**42,305**	**49,192**	**16.3%**
Financial (expense) income, net	(5,432)	(7,559)	39.2%
Participation in Associates	1,244	1,522	22.3%
Exchange rate difference	(903)	(1,693)	87.5%
PROFIT BEFORE INCOME TAX	**37,214**	**41,462**	**11.4%**
Income tax	(10,952)	(12,758)	16.5%
Non-controlling interest	(2,892)	(3,407)	-17.8%
NET INCOME	**23,370**	**25,297**	**8.2%**
EBITDA	**80,005**	**83,975**	**5.0%**

Financial Ratios	2Q2021	2Q2022
Gross Margin	21.0%	18.1%
Operating Margin	18.0%	16.8%
Net Margin	10.0%	8.6%
EBITDA Margin	34.1%	28.7%
Financial Liabilities	141,112	142,210

Energy Business (M S/)	2Q 2021	2Q 2022
Revenues	234,508	292,889
EBITDA	80,005	83,280
Exploration & Production		
Revenues	139,574	178,698
EBITDA	40,924	40,133
Oil production (Bpd average)	2,982	2,656
Gas production (MCFPD average)	6.92	2.92
Oil price (average US$)	63.02	96.45
Natural Gas Plant		
Revenues	39,395	49,923
EBITDA	12,882	16,394
MMCFPD (average)	28.58	29.30
LPG price (average US$)	54.03	69.51
CNG price (average US$)	68.13	78.15
Terminales (Storage and Distribution)		
Revenues	46,860	49,641
Distribution Revenues	16,515	18,221
Storage Revenues	26,089	26,881
EBITDA	17,670	16,866

Revenues (Million of S/.)
2Q2021 vs 2Q2022


235
293
2Q2021
2Q2022

EBITDA (Million of S/.)
2Q2021 vs 2Q2022


80
84
2Q2021
2Q2022

Net Income (Million of S/.)
2Q2021 vs 2Q2022


23
25
2Q2021
2Q2022

Backlog

The Backlog of the Energy Area as of 2Q2022 was US$ 658.4 MM. The increase in the Backlog is a consequence of the new sales estimate for the Energy business with the new oil price.

The total Backlog will be executed as follows: US$ 109.0 MM in 2022, US$ 191.6 MM in 2023 and US$ 357.9 MM in 2024.

Backlog (Million of US$)
as of 2Q2022


700
600
500
400
300
200
100
455
478
511
640
658
2Q2021
3Q2021
4Q2021
1Q2022
2Q2022

Engineering and Construction

The Engineering and Construction Area reflected a 17.2% increase in sales in 2Q2022 vs. 2Q2021, due to the higher production volume in the projects under execution mainly in Cumbra in the Quellaveco project, the project with Gasnorp and the contracts with LAP for the construction of the 2nd runway and the new Terminal of the Jorge Chavez airport in Lima. This was partially offset by lower activity in Cumbra Ingeniería.

Gross Profit decreased by 27.3% in 2Q2022, decreasing the area's gross margin from 5.5% in 2Q2021 to 3.4% in 2Q2022. The lower profit recorded in 2Q2022 was mainly due to lower productivity in the MAPA project in Chile.

Administrative expenses decreased from S/ 63.0 MM in 2Q2021 to S/ 53.4 MM in 2Q2022, mainly due to several reorganization processes carried out during 2021.

Other Income and Expenses in 2Q2022 and in 2Q2021 records the sale of machinery and equipment at lower book value.

As a consequence of the results explained above, the operating result was - S/ 8.0 MM as of 2Q2022, with an operating margin of −0.6%.

Financial Expenses decreased 22.5% in 2Q2022, from S/ 34.7 MM in 2Q2021 to S/ 26.9 MM in 2Q2022. This is mainly explained by the amortization of the syndicated loan with the funds of the convertible bond in 2021 and the funds of the bridge loan in April 2022.

The exchange rate difference is mainly explained by the dollar position of assets and liabilities and the revaluation of the currencies of the countries in which operations are located.

The Net Loss was S/ 29.9 MM in 2Q2022, with a Net Margin of −2.2%.

EBITDA was S/ 8.1 MM in 2Q2022, equivalent to a margin of 0.6%, explained by the operating results described above.

Income Statement (Thousands of S/)	2Q2021	2Q2022	Var %
Revenues	1,185,048	1,388,989	17.2%
GROSS PROFIT	**65,341**	**47,504**	**-27.3%**
Administrative expenses	(62,993)	(53,426)	-15.2%
Other income and expenses, net	(3,407)	(2,047)	-39.9%
OPERATIONAL INCOME	**(1,059)**	**(7,969)**	**-652.5%**
Financial (expense) income, net	(34,714)	(26,901)	-22.5%
Participation in Associates	(1,469)	1,222	183.2%
Exchange rate difference	(14,586)	(6,375)	-56.3%
PROFIT BEFORE INCOME TAX	**(51,828)**	**(40,023)**	**22.8%**
Income tax	1,372	8,329	507.1%
Non-controlling interest	1,267	1,753	38.4%
NET INCOME	**(49,189)**	**(29,941)**	**39.1%**
EBITDA	**17,117**	**8,108**	**-52.6%**

Financial Ratios	2Q2021	2Q2022
Gross Margin	5.5%	3.4%
Operating Margin	-0.1%	-0.6%
Net Margin	-4.2%	-2.2%
EBITDA Margin	1.4%	0.6%
Financial Liabilities	284,629	42,614

Revenues (Million of S/.)
2Q2021 vs 2Q2022


114
86
1,071
1,303
2Q2021
2Q2022
Cumbra Ingeniería
Cumbra

EBITDA (Million of S/.)
2Q2021 vs 2Q2022


6
11
7
1
2Q2021
2Q2022
Cumbra
Cumbra Ingeniería

Net Income (Million of S/.)
2Q2021 vs 2Q2022


2Q2021
-48
-1
3
2Q2022
-33
Cumbra
Cumbra Ingeniería

Backlog. The Engineering and Construction segment reported a Backlog of US$ 740 MM as of 2Q2022 which will be executed as follows: US$ 324.9 MM in 2022, US$ 304.1 MM in 2023, and US$ 111.3 MM in 2024.

Backlog (Million of US$)
as of 2Q2022


1,250
1,000
750
500
250
-
695
950
907
806
740
2Q2021
3Q2021
4Q2021
1Q2022
2Q2022

Backlog by Type of Contract


Lump SUM
1%
EPC
21%
Unit Prices
78%

Real Estate

Revenues in 2Q2022 were lower than those reported in 2Q2021. Units delivered of affordable housing in 2Q2022 were lower than in 2Q2021 (448 units vs. 539 units), partially offset by higher sales of industrial lots in Almonte. Likewise, housing units sold in 2Q2022 were lower than in 2Q2021 (601 units vs. 645 units).

We have a total of 7 projects in execution in the housing sector: Los Parques del Callao, Los Parques de Comas Techo Propio, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Carabayllo, Los Parques del Mar and Parques de Huancayo.

90% of the projects are being executed in Lima, while 10% are being executed in the province.

The increase in Gross Profit in 2Q2022 (+65.6%) is mainly explained by a higher margin related to an increase in the sale of industrial lots vs. 2Q2021. Gross Margin increased from 14.7% in 2Q2021 to 26.8% in 2Q2022.

Administrative expenses in 2Q2022 decreased 6.7% compared to 2Q2021, mainly due to lower personnel costs.

The reduction in Financial Expenses is explained by a reduction in the financial debt.

The Exchange rate difference is explained by the decrease in the exchange rate, which generated a loss on the dollar position held by Almonte in 2Q2022.

Net Loss went from S/ 1.9 MM in 2Q2021 to a Net Income of S/ 1.6 MM in 2Q2022.

Adjusted EBITDA was S/ 25.9 MM in 2Q2022, with a margin of 30.7%.

Income Statement (Thousands of S/)	2Q2021	2Q2022	Var %
Revenues	92,783	84,415	-9.0%
GROSS PROFIT	**13,673**	**22,642**	**65.6%**
Administrative expenses	(6,949)	(6,481)	-6.7%
Other income and expenses, net	957	1,069	11.7%
OPERATIONAL INCOME	**7,681**	**17,230**	**124.3%**
Financial (expense) income, net	(5,218)	(3,183)	-39.0%
Participation in Associates	-	712	0.0%
Exchange rate difference	317	(1,280)	503.8%
PROFIT BEFORE INCOME TAX	**2,780**	**13,479**	**384.9%**
Income tax	(345)	(4,123)	1095.1%
Non-controlling interest	(4,368)	(7,802)	-78.6%
NET INCOME	**(1,933)**	**1,554**	**180.4%**
EBITDA	**11,625**	**21,247**	**82.8%**
Adjusted EBITDA	**20,763**	**25,906**	**24.8%**

Financial Ratios	2Q2021	2Q2022
Gross Margin	14.7%	26.8%
Operating Margin	8.3%	20.4%
Net Margin	-2.1%	1.8%
EBITDA Margin	22.4%	30.7%
Financial Liabilities	91,083	64,166

Delivered Housing Units	2Q 2021	2Q 2022
Delivered Housing Units		
Affordable Housing	539	448
Traditional Housing	41	19
Others	-	2
Delivered Housing Units (M S/)		
Affordable Housing	77,737	61,820
Traditional Housing	10,025	6,181
Others	5,021	16,413

Revenues (Million of S/)
2Q2021 vs 2Q2022


93
84
2Q2021
2Q2022

EBITDA (Million of S/)
2Q2021 vs 2Q2022


21
26
2Q2021
2Q2022

Net Income (Million of S/)
2Q2021 vs 2Q2022


2Q2021
-2
2
2Q2022

Housing units delivered and sold


332
439
350
304
297
393
275
660
173
296
2Q 21
3Q 21
4Q 21
1Q 22
2Q 22
Delivered Housing Units
Sold Housing Units

Backlog (Million of US$)
as of 2Q2022


80
60
40
20
-
59
51
45
56
53
2Q2021
3Q2021
4Q2021
1Q2022
2Q2022

Backlog
The Backlog of the Real Estate Area as of 2Q2022 was US$ 53.4 MM. The projects included in the Backlog are: Parque Comas, Carabayllo, Los Parques del Mar, among others.

The total of the Backlog will be executed as follows: US$ 35.4 MM in 2022 and US$ 18.1 MM in 2023.

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Income Statement (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Revenues	106,018	15,714	119,005	4,726	197,189	2,138	292,889	1,302,555	86,434	84,415	2,099,014
GROSS PROFIT	**38,815**	**839**	**3,466**	**1,402**	**70,329**	**1,162**	**53,153**	**36,497**	**11,007**	**22,642**	**221,050**
Administrative expenses	(2,278)	(994)	(3,784)	(641)	(5,141)	(371)	(6,867)	(46,700)	(6,726)	(6,481)	(69,775)
Other income and expenses, net	(3,026)	(105)	130	(1)	(305)	-	2,906	(2,575)	528	1,069	836
OPERATIONAL INCOME	**33,511**	**(260)**	**(188)**	**760**	**64,883**	**791**	**49,192**	**(12,778)**	**4,809**	**17,230**	**153,658**
Financial (expense) income, net	(10,755)	(231)	(1,290)	(146)	(2,424)	12	(7,559)	(26,331)	(570)	(3,183)	(141,258)
Participation in Associates	-	-	-	-	-	-	1,522	1,222	-	712	1,069
Exchange rate difference	(115)	304	242	(248)	148	(3)	(1,693)	(7,277)	902	(1,280)	4,303
PROFIT BEFORE INCOME TAX	**22,641**	**(187)**	**(1,236)**	**366**	**62,607**	**800**	**41,462**	**(45,164)**	**5,141**	**13,479**	**17,772**
Income tax	(4,773)	340	(664)	(272)	(19,432)	(295)	(12,758)	10,543	(2,214)	(4,123)	(17,592)
Non-controlling interest	(5,896)	-	133	-	(10,794)	-	(3,407)	2,043	(290)	(7,802)	(24,947)
NET INCOME	**11,972**	**153**	**(1,767)**	**94**	**32,381**	**505**	**25,297**	**(32,578)**	**2,637**	**1,554**	**(24,767)**
EBITDA	**60,362**	**(221)**	**2,772**	**782**	**65,038**	**816**	**83,975**	**1,314**	**6,794**	**21,247**	**239,648**
ADJUSTED EBITDA					**99,198**					**25,906**	**278,466**

Appendix: Balance Sheet per Company

Figures in Thousands of S/

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Balance Sheet (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Cash and Cash Equivalents	75,703	9,512	23,240	4,440	170,196	8,035	168,709	243,404	22,075	103,375	1,067,445
Other Current Assets	21,900	11,830	84,102	3,588	173,549	9,518	146,880	940,223	126,054	386,883	1,795,812
Current Assets	**97,603**	**21,342**	107,342	**8,028**	**343,745**	**17,553**	**315,589**	**1,183,627**	**148,129**	**490,258**	**2,863,257**
Non Current Assets	**350,954**	**19,200**	**26,351**	**485**	**675,538**	**12,612**	**543,895**	**1,017,797**	**11,761**	**109,506**	**3,100,036**
Total Assets	**448,557**	**40,542**	**133,693**	**8,513**	**1,019,283**	**30,165**	**859,484**	**2,201,425**	**159,890**	**599,764**	**5,963,293**
Borrowings	40,292	19	2,649	19	27,728	9	33,199	20,630	1,023	50,835	200,284
Other Current Liabilities	23,417	16,131	87,067	1,934	86,270	1,386	131,847	1,561,542	115,972	170,166	1,864,106
Current Liabilities	**63,709**	**16,150**	89,716	**1,953**	**113,998**	**1,395**	**165,046**	**1,582,172**	**116,995**	**221,001**	**2,064,390**
Borrowings	196,321	-	805	-	600,043	-	109,011	2,336	-	13,331	1,584,696
Other Non Current Liabilities	9,298	-	35,486	493	95,039	28,265	148,853	157,922	-	15,320	557,054
Non Current Liabilities	**205,619**	**-**	**36,291**	**493**	**695,082**	**28,265**	**257,864**	**160,258**	**-**	**28,651**	**2,141,750**
Total Liabilities	**269,328**	**16,150**	**126,007**	**2,446**	**809,080**	**29,660**	**422,910**	**1,742,430**	**116,995**	**249,652**	**4,206,140**
Equity attributable to controlling interest in the Company	120,084	24,391	7,686	6,065	157,652	505	403,950	451,558	38,358	141,283	1,503,828
Non-controlling Interest	59,145	1	0	2	52,551	-	32,624	7,436	4,537	208,829	253,325
Total Equity	**179,229**	**24,392**	**7,686**	**6,067**	**210,203**	**505**	**436,574**	**458,994**	**42,895**	**350,112**	**1,757,153**
Total Liabilities and Equity	**448,557**	**40,542**	**133,693**	**8,513**	**1,019,283**	**30,165**	**859,484**	**2,201,425**	**159,890**	**599,764**	**5,963,293**

Appendix: Backlog Report to 2Q2022

Figures in Thousands of US$

Company	Initial Backlog	Executed Backlog	New Requests			Backlog Total	Annual Backlog		
			TOTAL	1Q - 2022	2Q -2022		2022	2023	2024+
SURVIAL	24,115	4,088	5,806	2,260	3,546	25,833	4,329	8,431	13,072
CANCHAQUE	7,899	1,264	239	275	-35	6,875	1,331	2,752	2,791
LA CHIRA	3,510	484	78	-159	237	3,104	658	1,008	1,438
LINE 1 - LIMA METRO	258,863	51,485	87,857	61,400	26,456	295,234	50,362	97,949	146,923
UNNA TRANSPORTE	151,365	29,239	63,047	29,053	33,995	185,174	38,291	56,439	90,444
INFRASTRUCTURE	**445,752**	**86,559**	**157,027**	**92,829**	**64,198**	**516,220**	**94,972**	**166,579**	**254,669**
CUMBRA	605,950	210,984	124,533	19,224	105,309	519,498	203,736	214,807	100,955
VyV-DSD	179,850	106,183	16,584	43,874	-27,290	90,251	64,027	26,224	0
MORELCO	98,393	13,397	23,966	22,964	1,001	108,961	36,304	62,318	10,339
CUMBRA INGENIERÍA	24,444	33,184	30,279	3,751	26,528	21,539	20,797	742	0
ENGINEERING & CONSTRUCTION	**908,636**	**363,748**	**195,361**	**89,813**	**105,548**	**740,249**	**324,864**	**304,091**	**111,294**
VIVA	44,985	22,296	30,753	18,029	12,724	53,442	35,385	18,056	0
REAL ESTATE	**44,985**	**22,296**	**30,753**	**18,029**	**12,724**	**53,442**	**35,385**	**18,056**	**0**
Eliminations	-113,472	0	-14,007	-4,518	-9,490	-127,479	-21,220	-41,841	-64,418
TOTAL	**1,285,901**	**472,603**	**369,134**	**196,153**	**172,980**	**1,182,431**	**434,001**	**446,885**	**301,545**

Appendix: Recurrent Businesses Report to 2Q2022

Figures in Thousands of US$

Company	Initial	Executed Backlog	New Requests			Total	Annual		
			TOTAL	1Q - 2022	2Q -2022		2022	2023	2024+
UNNA ENERGIA	591,836	76,472	143,080	72,235	70,844	658,443	108,974	191,575	357,894
NORVIAL	165,345	27,539	66,903	42,794	24,108	204,709	47,233	60,624	96,852
Eliminations	-25,868	0	-21,294	-10,019	-11,275	-47,162	-9,052	-12,294	-25,816
TOTAL	**731,313**	**104,011**	**188,689**	**105,011**	**83,678**	**815,991**	**147,155**	**239,905**	**428,930**

Appendix: Corporate Structure


AENZA
unna
Infraestructura
unna
Energía
CUMBRA
VIVA
línea 1 Metro de Lima
75.00%
Energy
95.00%
CUMBRA
98.87%
VIVA
56.22% [3]
norvial
67.00% [1]
CUMBRA
Ingeniería
89.41% [2]
Almonte
50.45%
VIALYVIVES-DSD
UNA EMPRESA DE CUMBRA
94.49%
survial
100.00%
MORELCO
UNA EMPRESA DE CUMBRA
70.00%
canchaque
99.96%
Concesionaria La Chira
50.00%
UNNA Transporte
100.00%

(1) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A.

(2) 57.7% of Cumbra Ingenieria shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation resulting from the investigations of the company by the Peruvian state.

(3) 43.3% of the share capital in Viva is held by our subsidiary Cumbra.

Notes to the Consolidated Results Report

i) Adexus

As of December 31, 2021, the sale of Adexus was recorded in the Financial Statements. As a result, the historical and for-the-period figures do not include the company as a continuous operation.

ii) EBITDA

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

iii) Backlog

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

Contacts:

Fredy Chalco Aguilar
VP of Corporate Finance
fredy.chalco@aenza.com.pe

Paola Pastor Aragón
Head of Investor Relations
paola.pastor@aenza.com.pe

www.aenza.com.pe